UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Telecom Argentina S.A.

Item

1.                                   Telecom Argentina S.A. announces consolidated results for three-month period ended March 31, 2020.

Market Cap P$395.3 billion

May 14, 2020

Contacts:

Fernando Balmaceda

(5411) 4968 5222

Solange Barthe Dennin

(5411) 4968 3752

Telecom Argentina S.A.

announces consolidated results for the first quarter of

fiscal year 2020 (“1Q20”)*

Note: For the figures included in their FFSS, the Company has accounted for the effects of inflation adjustment adopted by Resolution 777/18 of the Comisión Nacional de Valores (“CNV”), which establishes that the restatement will be applied to the annual financial statements, for intermediate and special periods ended as of December 31, 2018 inclusive. Accordingly, the reported figures corresponding to 1Q20 include the effects of the adoption of inflationary accounting in accordance with IAS 29. Finally, comments related to variations of results of 1Q20 and vs. 1Q19 mentioned in this press release correspond to “figures restated by inflation” or “constant”. Moreover, Table 3 contemplates information broken down by segment for periods ended as of March 31 of 2020 and 2019 as analyzed by the Executive Committee and the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values). For further details, please refer to the titles of the financial tables beginning from page 12.

▪                 For comparative purposes, it is important to highlight that the results restated by inflation corresponding to March 2019 contain the effect of year over year inflation as of March 2020, which amounted to 48.3%.

▪                 Consolidated Revenues of Telecom Argentina amounted to P$62,762 million in 1Q20, of which Service Revenues totaled P$59,559 million (-3.3% in real terms vs. 1Q19), in a context where inflation still remains pretty high.

▪                 Mobile clients in Argentina reached 18.8 million in 1Q20 (-245 thousand vs. 4Q19). In turn, cable TV subscribers totaled approximately 3.5 million (-22 thousand vs. 4Q19), while broadband accesses amounted to almost 4.1 million (-49 thousand vs. 4Q19). A decrease in subscribers was noted for all products versus the previous quarter.

▪                 Operating Income before Depreciation and Amortization amounted to P$22,025 million (+2.5% vs. 1Q19) in 1Q20. Operating Income totaled P$ 5.766 million (-13.5% vs. 1Q19).

▪                 The Company registered a Net Income of P$2,641 million in 1Q20 (+39.2% vs. 1Q19), mainly reflecting a reduction in operative costs, which was partially offset by lower net financial results, measured in real terms. Moreover, FX gains during 1Q20 contributed positively to the Net Income.

▪                 Investments (including rights of use assets) reached P$9,985 million in 1Q20, equivalent to 15.9% of Consolidated Revenues. Said decrease in investments, as mentioned before, aims to enhance the Company’s financial strength in the current environment.

▪                 Net Financial Debt amounted to P$134,098 million in 1Q20, (+26.3% in real terms vs. 1Q19).

*Unaudited non financial data

(in million P$ adjusted by inflation, except where noted)**	IAS 29 As of March, 31 2020	IAS 29 As of March, 31 2019	Δ $	Δ %
Consolidated Revenues	62,762	65,735	(2,973)	-4.5%
Operating Income before D&A	22,025	21,488	537	2.5%
Operating Income	5,766	6,666	(900)	-13.5%
Net income before income tax expense	4,334	6,976	(2,642)	-37.9%
Net Income attributable to Controlling Company	2,549	1,827	722	39.5%
Shareholders’ equity attributable to Controlling Company	330,433	375,429	(44,996)	-12.0%
Net Financial Debt	(134,098)	(106,179)	(27,919)	26.3%
Investments in PP&E, intangible assets & rights of use assets *	9,985	13,446	(3,461)	-25.7%

Fixed lines in service (in thousand lines) ***	3,078	3,452	(374)	-10.8%
Mobile customers (in thousand)	21,202	20,526	676	3.3%
Personal (Argentina)	18,839	18,152	687	3.8%
Núcleo (Paraguay) -including Wimax customers -	2,363	2,374	(11)	-0.5%
Broadband accesses in Argentina (in thousand)	4,073	4,114	(41)	-1.0%
Pay TV Suscribers (in thousand)
	3,495	3,475	20	0.6%
Average Billing per user (ARBU) Fixed Telephony / voice (in P$ - Restated by inflation)	487.3	466.4	20.9	4.5%
Average Revenue per user (ARPU) Mobile Services - Personal (in P$ - Restated by inflation)	352.0	334.9	17.1	5.1%
Average Revenue per user (ARPU) Broadband (in P$ - Restated by inflation)	1,107.5	1,212.6	(105.1)	-8.7%
Average Revenue per user (ARPU) Cable TV (in P$ - Restated by inflation)	1,250.6	1,353.3	(102.7)	-7.6%
* (in constant measuring unit.)
**(Figures may not sum up due to rounding)
*** (does not include IP telephony lines, which as of March 31, 2020 amounted to approximately 156 thousand)

Consolidated Revenues
(in million P$)

42,460
60,997
65,735
23,275
62,762
1,765
1Q19
1Q20
1Q19 IAS 29
1Q20 IAS 29
IAS 29 Adjustment (Inflation)

EBITDA
(in million P$)

33.7%
35.8%
32.7%
35.1%
14,322
21,861
21,488
7,166
22,025
164
1Q19
1Q20
1Q19 IAS 29
1Q20 IAS 29
EBITDA Margin

EBIT
(in million P$)

7,970
13,647
6,666
-1,304
5,766
-7,881
1Q19
1Q20
1Q19 IAS 29
1Q20 IAS 29
IAS 29 Adjustment (Inflation)

Net Income
(in million P$)

1Q19
1Q20
1Q19 IAS 29
1Q20 IAS 29
-3,098
-1,550
1,897
2,641

Buenos Aires, May 14, 2020 - Telecom Argentina S.A. (‘Telecom Argentina’) - (NYSE: TEO; BASE: TECO2), announced today a Net Income of $2,641 million for the period ended March 31, 2020 (+39.2% vs. 1Q19). The Net Income attributable to the Controlling Company was P$2,549 million (+39.5% vs. 1Q19).

It is worth mentioning that the comparative figures for the previous fiscal year have been restated so that the resulting comparative information is presented in terms of the current measurement unit as of March 31, 2020.

The following table shows the evolution of the consumer price index (National CPI) for the last three fiscal years and as of March 31, 2019 and 2020 according to the official statistics (INDEC), which were used to restate the figures in constant currency:

	As of December 31, 2018	As of December 31, 2019	As of March 31, 2019	As of March 31, 2020
Price Index Variation
Annual	47.6%	53.8%	54.8%	48.3%
3 year cumulative	147.8%	183.2%	136.4%	187.1%
3 month cumulative	n/a	n/a	11.8%	7.8%

During 1Q20, Consolidated Revenues amounted to P$62,762 million, of which Service Revenues totaled P$59,559 million.

	IAS 29	IAS 29
	1Q20	1Q19	Δ $	Δ %
Consolidated Revenues (MMP$)	62,762	65,735	(2,973)	(4.5%)
Net (loss) income attributable to Controlling Company (MMP$)	2,549	1,827	722	39.5%
(Losses) earnings attributable to Controlling Company per Share (P$)	1.2	0.8	0.3
(Losses) earnings attributable to Controlling Company per ADR (P$)	5.9	4.2	1.7
Operating income before D&A *	35.1%	32.7%
Operating income *	9.2%	10.1%
Net (loss) income *	4.2%	2.9%
*As a percentage of Consolidated Revenues
Note: The average of ordinary shares outstanding considered amounted to and 2,153,688,011 as of 1Q20 and 1Q19

Consolidated Operating Revenues

Mobile Services

As of March 31, 2020, mobile clients amounted to 21.2 million. In 1Q20, mobile services revenues represented P$23,127 million (+P$1,160 million vs. 1Q19). The commercial strategy was focused on achieving higher mobile portability through convergent offers and promoting the consumption of mobile internet.

Mobile Services in Argentina

As of March 31, 2020, Personal reached more than 18.8 million subscribers in Argentina (-245 thousand vs. 4Q19). Postpaid clients represented 41% of the subscriber base, growing versus the previous quarter due to a positive net portability.

In 1Q20, mobile service revenues in Argentina amounted to P$20,150 million (+5.0% vs 1Q19). Mobile internet revenues reached 78% of mobile service revenues (vs. 73% in 1Q19). The average monthly revenue per user (‘ARPU’ – restated in constant currency as of March 31, 2020) amounted to P$352 during 1Q20 (+5.1% vs. 1Q19). The effect generated by the restatement in terms of the measuring unit as of March 31, 2020, included in the ARPU amounts to P$10 and P$118.7, for the 1Q20 and 1Q19, respectively.  Mobile churn was 2.2% (vs. 2.6% in 1Q19).

Commercial Initiatives

As a result of the preventive and mandatory social isolation imposed by the Government on March 20, the Company took all the measures necessary to ensure the communication and connection of its clients throughout the country. In order to continue supporting its customers and their families, the Company announced a series of connectivity and entertainment benefits for all its clients, including additional free-of-charge gigabytes for one month for the postpaid customer segment, extra credit for prepaid customers through the Recarga SOS service, extra gigabytes for clients who were abroad, unlimited WhatsApp and access to free educational content without consuming mobile data.

Personal in Paraguay (‘Núcleo’)

As of March 31, 2020, Núcleo’s subscriber base reached almost 2.4 million clients. Prepaid and postpaid customers represented 84% and 16%, respectively.

Núcleo generated service revenues equivalent to P$2,977 million during 1Q20 (+7.0% vs. 1Q19). Internet revenues represented 54% of 1Q20 service revenues (vs. 48% in 1Q19).

Cable TV Services

Cable TV service revenues reached P$13,120 million in 1Q20 (-P$1,079 million vs. 1Q19). Cable TV subscribers totaled almost 3.5 million (-22 thousand vs. 4Q19). Moreover, the monthly Cable TV ARPU (restated in constant currency as of March 31, 2020) reached P$1,250.6 during 1Q20. The effect generated by the restatement in terms of the measuring unit as of March 31, 2020, included in the ARPU amounts to P$35.5 and P$479.7, for the 1Q20 and 1Q19, respectively. Additionally, the average monthly churn during 1Q20 was 1.4% (reducing from 1.5% in 1Q19).

During the first quarter, the Company continued to promote new content and co-productions for its Flow platform.

In addition, and in order to support the families during their isolation in their homes, Telecom allowed all its Cablevisión’s customers to download the Flow application free of charge.

Fixed Telephony and Data Services

Revenues generated by fixed telephony and data reached P$9,478 million in 1Q20 (-P$702 million vs. 1Q19).

As a result, the average monthly revenue billed per user (‘ARBU’ - restated in constant currency as of March 31, 2020) of fixed telephony reached P$487.3 (+4.5% vs. 1Q19). The effect generated by the restatement in terms of the measuring unit as of March 31, 2020, included in the ARBU amounts to P$13.9 and P$165.3, for the 1Q20 and 1Q19, respectively.

At the beginning of the year, and in order to continue promoting the development of the IoT (Internet of Things) business unit in the corporate segment, the Company announced the strategic alliance with the global provider NOKIA to incorporate the WING (WorldWide IoT Network Grid) that provides the Company with a unique, comprehensive and scalable infraestructure. Telecom is the first Argentine company to sign an agreement with Nokia to offer IoT services to the corporate segment through this new service.

Likewise, towards the end of the first quarter, the Company participated in the agricultural exhibition ExpoAgro 2020, offering commercial solutions aimed to monitor poultry farms and groundwater, as well as animal and environmental supervision.

On the other hand, in the emergency and contingency scenario posed by the pandemic in Argentina, a series of initiatives were carried out in the corporate segment, such as to provide access to World Class collaboration platforms, working on a worry free concept so that corporate clients can connect remotely while disposing freely of their data consumption.

Internet Services

Internet services revenues totaled P$13,656 million during 1Q20 (-P$1,399 million vs. 1Q19). As of March 31, 2020, total broadband accesses reached more than 4.1 million (-49 thousand vs. 4Q19).

Additionally, broadband ARPU (restated in constant currency as of March 31, 2020) amounted to P$1,107.5 per month in 1Q20. The effect generated by the restatement in terms of the measuring unit as of March 31, 2020, included in the ARPU amounts to, approximately, P$31.4 and P$429.8, for the 1Q20 and 1Q19, respectively.

Moreover, the average monthly churn rate for the period was 1.6%. It is worth noting that as of 1Q20 66% of the total customer base had a broadband service of 20Mb or higher (increasing from 44% as of 1Q19).

Revenues from equipment sales

Equipment revenues amounted to P$3,203 million (-P$960 million vs. 1Q19). This reduction was mainly due to a decrease in the quantities sold, partially offset by the increase in prices of handsets.

Consolidated Operating Costs

Consolidated Operating Costs (including D&A and impairment of fixed assets) totaled P$56,996 million in 1Q20 (-P$2,073 million or -3.5% vs. 1Q19). Excluding D&A and impairment of fixed assets, operating costs showed a reduction of 7.9%, which contributed to generate an increase of the Operating Income before D&A margin (35.1% in 1Q20 vs. 32.7% in 1Q19).

The cost breakdown is as follows:

- Employee benefit expenses and severance payments totaled P$11,724 million (-10.0% vs. 1Q19). Total employees amounted to 23,472 in 1Q20.

- Interconnection and transmission costs (including TLRD, Roaming, international settlement charges and lease of circuits) totaled P$2,016 million (-7.3% vs. 1Q19). This decrease was mainly due to lower traffic volumes, both nationally and internationally, and lower purchases of interconnection links.

- Fees for services, maintenance, materials and supplies amounted to P$6,879 million (+3.0% vs. 1Q19). Fees for services increased P$226 million in 1Q20 due to higher costs of the call centers, surveillance and cleaning. On the other hand, maintenance and material costs decreased P$26 million compared to 1Q19, mainly due to an optimization in the consumption of materials associated with the activity, partially offset by higher costs related to the maintenance of our networks, systems, connection, and disconnection of clients.

- Taxes and fees with regulatory authorities amounted to P$4,778 million (-7.5% vs. 1Q19). This decrease is mainly due to lower sales in 1Q20 vs 1Q19.

- Commissions and advertising (Commissions paid to agents, collection fees and other commissions) totaled P$3,570 million (-4.4% vs. 1Q19). This decline is due to the sales channel reorganization and to a decrease in advertising related to lower handset sales.

- Cost of handsets sold amounted to P$2,250 million (-30.5% vs. 1Q19). This decrease is a consequence of lower handset sales in Argentina, which was partially offset by an increase in their purchase price.

- Programming and content costs totaled P$4,726 million (-6.6% vs. 1Q19). This reduction is explained mainly by operative efficiencies such as the withdrawal of the Spanish Football League signal, which were partially offset by price increases in almost all of the other broadcasting signals.

- Other Costs totaled P$4,794 million (-7.3% vs. 1Q19), of which bad debt expenses reached P$2,248 million (+4.7% vs. 1Q19). Bad debt ratio was 3.6% as of March 31, 2020 (vs. 3.3% in 1Q19). This increase in bad debt expenses is mainly due to the potential negative impact from the COVID-19 (which amounts to P$276 million). Additionally, other operating costs (including charges for lawsuits and other contingencies, energy and other public services, insurances, rents, internet capacity, among others), which totaled P$2,546 million (-15.9% vs. 1Q19), decreased due to lower charges for lawsuits and other contingencies of P$364 million.

- Depreciation, amortization and impairment of fixed assets amounted P$16,259 million (+9.7% vs. 1Q19). This increase was due to the impact of the amortization of assets incorporated after March 31, 2019.

Net Financial Results

Net Financial Results (including Financial Expenses on Debt and Other Financial Results, net) generated a loss of P$1,524 million in 1Q20 (vs. P$157 million in 1Q19). This variation was mainly due to:

in million of P$	1Q19	1Q20	$ Var
FX results	-$ 2,757	$ 1,095	$ 3,852
Net Interests	-$ 1,449	-$ 2,806	-$ 1,357
Results of investments	$ 83	$ 62	-$ 21
RECPAM	$ 5,370	$ 1,055	-$ 4,315
Others	-$ 1,090	-$ 930	$ 160
Total	$ 157	-$ 1,524	-$ 1,681

Consolidated Net Financial Debt

As of March 31, 2020, our net financial debt position (cash, cash equivalents plus financial investments and financial NDF minus loans) totaled P$134,098 million, increasing P$27,919 million or 26.3% when compared to the consolidated net financial debt position as of March 31, 2019, which totaled P$106,179 million (restated in terms of the measuring unit as of March 31, 2020).

We are currently analyzing alternatives to refinance its debt maturities during 2021. The number of possible alternatives will depend on the developments of the sovereign debt situation, which should be defined in the near future.

Investments in PP&E, intangible assets and rights of use assets

During 1Q20, the Company invested P$9,985 million (-25.7% vs. 1Q19). These investments represented 15.9% of consolidated revenues in 1Q20, and were focused on:

•                  Projects associated with the expansion of Cable TV and Internet services to improve the transmission and access speed offered to customers.

•                  Deployment of 4G coverage and capacity to support the growth of our mobile Internet service.

•                  Extension of our transmission networks in order to unify the different access technologies, reconverting the copper fixed networks into fiber or hybrid fiber-coaxial networks.

Thanks to the CAPEX made during the last years, Telecom was able to manage efficiently the significant increase in traffic generated by COVID-19.

In order to ensure that the network performance continues without inconvenience, technical measures to increase capacity were carried out:

•                  International gateway was increased by 40%.

•                  Agreements were signed to enhance Telecom’s links with international providers and its IP network.

•                  Infrastructure works over fixed home data networks in public areas were undertaken.

•                  Datacenters and centrals were reinforced.

•                  Flow’s content distribution network capacity was increased.

Moreover, the capacity of the mobile network in certain smaller cities of the country was expanded, and a continuous preventive maintenance was performed on all the networks to ensure continuity of service throughout the country.

Relevant Matters

Issuance of Notes in Paraguay by Núcleo S.A.

Núcleo issued a new Series of Notes with the following characteristics:

Series III

Issuance Date: March 12, 2020.

Amount Issued: Gs.100.000 million (approximately P$948million as of the Issuance Date)

Maturity Date: 60 months as from the Issuance date.

Amortization: Bullet (March 11, 2025).

Interest Rate: 8.75% p.a.

Interest Payments: Quarterly.

Decree 311/20 – Health Emergency: Abstention of service interruption in case of delinquency or non-payment

On March 24, 2020, the Executive Power issued Decree No. 311/2020, which determined for a certain group of clients defined therein the temporary suspension of the interruption of services considered key for the daily life, such as the supply of electricity, water, gas, fixed and mobile telephony and Internet and cable television by radio electrical or satellite link, among others.

The Decree also established that, in the case of fixed or mobile telephony, Internet and cable TV services by radio electrical or satellite link, companies providing these services are obliged to maintain a reduced service for a period of 180 calendar days. In addition, the regulation established that mobile and fixed internet prepaid service users that that did not pay the corresponding recharge to access data consumption, should be provided with a reduced service. This obligation would be effective until May 31, 2020.

The regulation establishes:

a)             Monthly benefits such as a reduced service of fixed, mobile, Internet and cable television, by radio electric or satellite link.

b)            The suspension of preventive notices of service interruption for all users which will be determined by the Coordination Unit.

c)             That these measures may be extended to other private users, taxpayers under the monotributo regime and civil associations that can demonstrate a decrease in their income.

The companies must inform the ENACOM of all the prices established for the reduced services. The companies must also inform the ENACOM of the terms and conditions of the payment alternatives.

Other Relevant Matters

New disbursement in connection with the financing agreement entered into with IDB Invest on May 29, 2019.

On April 7, 2020, the Company has received from IDB Invest a new disbursement for an amount of US$25,000,000, which matures on November 15, 2022.

Ordinary and Extraordinary General Shareholders’ Meeting held on April 28, 2020.

The Ordinary and Extraordinary Shareholders’ Meeting was held on April 28, 2020 with the Shareholders attending remotely. The Shareholders’ Meeting adopted, among others, the following resolutions:

•                  To approve the Annual Report and the financial statements of Telecom as of December 31, 2019.

•                  To approve the proposal of the Board of Directors adjusted to March 31, 2020, using the National Consumer Price Index (National CPI) in accordance with the provisions of CNV Resolution No. 777/2018, regarding Retained Earnings as of December 31, 2019, (P$6,633,713,897), which consists of: (i) absorb the amount of P$1,931,029,240 from the “Voluntary Reserve for Capital Investments”; (ii) absorb the amount of P$4,702,684,657 from the “Facultative Reserve to Maintain the Capital investments Level and the Current Level of Solvency of the Company”; and (iii) regarding the amount of P$10,887,950,778, reclassify it from the “Facultative Reserve to Maintain the Capital Investments Level and the Current Level of Solvency of the Company” by charging that amount to the account “Contributed Surplus”.

•                  To approve the release of the balance of the “Voluntary Reserve for Capital Investments” (i.e., the amount of P$3,541,443,368 adjusted as of April 30, 2020 using the National Consumer Price Index (National CPI) published in due course) was approved, to increase with that amount the “Voluntary Reserve for Future Cash Dividend Payments”.

Additional actions under COVID-19

During the isolation, the continuity of all services was guaranteed and different high social value actions were taken in the context of the COVID-19.

Some of these actions were the following:

•                  Connectivity was provided to 16 outpatient hospitals throughout the country and to the National Government health center in Tecnópolis.

•                  The call capacity for telephone lines of the 107 service and other lines dedicated to the emergency was expanded; free-of-charge SIM cards and connectivity were provided for 50 new portable ultrasound machines that were donated by the company Unitec Blue.

•                  Mobile data was provided free-of-charge to edu.ar.gob.ar domains; gov.ar and platform Seguimos Educando (educ.ar).

•                  The Company offered educational content on the website www.nuestrolugar.com.ar.

•                  Through Flow, the offer of educational and entertainment content was enhanced.

•                  The connectivity service to many hospitals and health centers in the country, the Red Cross and Banco de Alimentos is being offered free of charge.

•                  Volunteer employees of the Company joined the GCBA “Mayores Cuidados” program.

In order to guarantee the business continuity during COVID-19, the Company took the following measures:

•                  We are reinforcing our networks and systems to guarantee the continuity and quality of our services.

•                  We are redefining our customer service to digital and social networks contact.

•                  We are reorganizing the way our technical people works in terms of home visits and interventions on public roads.

•                  We adopted the “home office” modality for the majority of the staff in our offices, including call centers, in order to preserve their health and that of their families and / or cohabitants. In less than a week, more than 10,000 people were working under this modality. This was unprecedented due to the magnitude and speed of its implementation.

•                  For those collaborators included in the risk groups, the Company disposed that they must work in the “home office” mode whenever this is feasible.

•                  We are reinforcing the hygienic conditions of our buildings and also taking extreme sanitary measures for technicians that work inside private buildings.

*******

Telecom Argentina is a leading telecommunications company in Argentina, where it offers, either itself or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission, and pay TV and Internet services, among other services. Additionally, Telecom Argentina offers mobile, broadband and satellite TV services in Paraguay and pay TV services in Uruguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Ownership Structure	As of March 31, 2020, Telecom Argentina has 2,153,688,011 shares issued and outstanding.

For more information, please contact Investor Relations:

Fernando Balmaceda (5411) 4968 5222	Solange Barthe Dennin (5411) 4968 3752	Luis F. Rial Ubago (5411) 4968 3718	Nahuel Monsalvo (5411) 4968 4448

Voice Mail: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@teco.com.ar

For information about Telecom Argentina’s services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.cablevisionfibertel.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to (i) the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; (ii) the continued synergies expected from the merger between the Company and Cablevisión S.A. (or the Merger); (iii) the implementation of the Company’s business strategy; (iv) the changing dynamics and growth in the telecommunications and cable markets in Argentina, Paraguay, Uruguay and the United States; (v) the Company’s outlook for new and enhanced technologies; (vi) the effects of operating in a competitive environment; (vii) the industry conditions; (viii) the outcome of certain legal proceedings; and (ix) regulatory and legal developments. Forward-looking statements may be identified by words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “will,” “may” and “should” or other similar expressions. Forward-looking statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. In addition, certain forward-looking statements are based upon assumptions as to future events that may not prove to be accurate. Many factors could cause actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by forward-looking statements. These factors include, among others: (i) the Company’s ability to successfully implement our business strategy and to achieve synergies resulting from the Merger; (ii) the Company’s ability to introduce new products and services that enable business growth; (iii) uncertainties relating to political and economic conditions in Argentina, Paraguay, Uruguay and the United States, including the policies of the new government in Argentina; (iv) the impact of political developments, including the policies of the new government in Argentina, on the demand for securities of Argentine companies; (v) inflation, the devaluation of the peso, the Guaraní and the Uruguayan peso and exchange rate risks in Argentina, Paraguay and Uruguay; (vi) restrictions on the ability to exchange Argentine or Uruguayan pesos or Paraguayan guaraníes into foreign currencies and transfer funds abroad; (vii) the impact of currency and exchange measures or restrictions on our ability to access the international markets and our ability to repay our dollar-denominated indebtedness; (viii) the creditworthiness of our actual or potential customers; (ix) the nationalization, expropriation and/or increased government intervention in companies; (x) technological changes; (xi) the impact of legal or regulatory matters, changes in the interpretation of current or future regulations or reform and changes in the legal or regulatory environment in which the Company operates, including regulatory developments such as sanctions regimes in other jurisdictions (e.g., the United States) which impact on the Company’s suppliers; (xii) the effects of increased competition; (xiii) reliance on content produced by third parties; (xiv) increasing cost of the Company’s supplies; (xv) inability to finance on reasonable terms capital expenditures required to remain competitive; (xvi) fluctuations, whether seasonal or in response to adverse macro-economic developments, in the demand for advertising; (xvii) the Company’s ability to compete and develop our business in the future; (xviii) the impact of increased national or international restrictions on the transfer or use of telecommunications technology; and (xix) the impact of the outbreak of COVID-19 on the global economy and specifically on the economies of the countries in which we operate, as well as on our operations and financial performance. Many of these factors are macroeconomic and regulatory in nature and therefore beyond the control of the Company’s management. Should one or more of these risks or uncertainties materialize, or underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended, planned or projected. The Company does not intend and does not assume any obligation to update the forward-looking statements contained in this document. These forward-looking statements are based upon a number of assumptions and other important factors that could cause our actual results, performance or achievements to differ materially from our future results, performance or achievements expressed or implied by such forward-looking statements. Readers are encouraged to consult the Company’s Annual Report on Form 20-F and the periodic filings made on Form 6-K, which are periodically filed with or furnished to the United States Securities and Exchange Commission, as well as the presentations periodically filed before the Argentine Securities and Exchange Commission (Comisión Nacional de Valores) and the Buenos Aires Stock Exchange (Bolsas y Mercados Argentinos), for further information concerning risks and uncertainties faced by the Company.

(Financial tables follow)

*******

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2020

(In million of Argentine pesos)

1-         Consolidated Balance Sheet

(Restated by inflation, comparative figures in constant currency as of March 31, 2020)

	03/31/20	12/31/19	Δ $	Δ %
Cash and cash equivalents	35,205	27,577	7,628	27.7%
Financial Investments	811	638	173	27.1%
Trade receivables	18,986	18,288	698	3.8%
Other Receivables	6,404	4,772	1,632	34.2%
Inventories	2,991	3,463	(472)	-13.6%
Total current assets	64,397	54,738	9,659	17.6%
Financial Investments	1,015	1,075	(60)	-5.6%
Trade receivables	63	89	(26)	-29.2%
Goodwill	199,416	199,581	(165)	-0.1%
Property, plant and equipment (‘PP&E’)	259,885	265,184	(5,299)	-2.0%
Intangible assets	87,255	89,051	(1,796)	-2.0%
Right-of-use assets	10,401	10,181	220	2.2%
Other Receivables	3,368	3,344	24	0.7%
Total non-current assets	561,403	568,505	(7,102)	-1.2%
TOTAL ASSETS	625,800	623,243	2,557	0.4%
Trade payables	30,844	34,456	(3,612)	-10.5%
Financial debt	45,505	38,032	7,473	19.6%
Salaries and social security payables	7,121	10,716	(3,595)	-33.5%
Taxes payables	2,766	3,571	(805)	-22.5%
Lease liabilities	2,891	2,845	46	1.6%
Other liabilities	1,620	1,783	(163)	-9.1%
Provisions	1,141	1,284	(143)	-11.1%
Total current liabilities	91,888	92,687	(799)	-0.9%
Trade payables	3,268	2,539	729	28.7%
Financial debt	125,624	125,819	(195)	-0.2%
Salaries and social security payables	869	928	(59)	-6.4%
Deferred income tax liabilities	58,220	56,651	1,569	2.8%
Taxes payables	12	15	(3)	-20.0%
Lease liabilities	4,180	3,958	222	5.6%
Other liabilities	1,646	1,643	3	0.2%
Provisions	4,677	4,990	(313)	-6.3%
Total non-current liabilities	198,496	196,543	1,953	1.0%
TOTAL LIABILITIES	290,384	289,230	1,154	0.4%

Equity attributable to Controlling Company	330,433	328,874	1,559	0.5%
Non-controlling interest	4,983	5,139	(156)	-3.0%
TOTAL EQUITY	335,416	334,013	1,403	0.4%
TOTAL LIABILITIES AND EQUITY	625,800	623,243	2,557	0.4%

2-        Consolidated Loans

(Monetary items)

	03/31/20	12/31/19	Δ $	Δ %
Bank overdrafts - principal	10,748	10,467	281	2.7%
Hold-in-custody repos - principal	1,030	332	698	-
Bank and other financial entities loans - principal	17,205	14,552	2,653	18.2%
Notes - principal	2,360	-	2,360	-
NDF	782	389	393	101.0%
Loans for purchase of equipment	1,809	1,617	192	11.9%
Accrued interest and related expenses	11,571	10,675	896	8.4%
Total Current Loans	45,505	38,032	7,473	19.6%
Notes - principal	46,103	43,686	2,417	5.5%
Bank and other financial entities loans - principal	59,214	61,108	(1,894)	-3.1%
NDF (net of financial debt issuance expenses)	39	15	24	160.0%
Loans for purchase of equipment	3,771	2,900	871	30.0%
Accrued interest and related expenses	16,497	18,110	(1,613)	-8.9%
Total Non Current Loans	125,624	125,819	(195)	-0.2%
Total Loans	171,129	163,851	7,278	4.4%

Cash and cash equivalents, and Financial Investments	37,031	29,290	7,741	26.4%
Net Financial Debt	(134,098)	(134,561)	463	-0.3%

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2020

(In million of Argentine pesos)

3- Segment Information

(Segment information for periods ended as of March 31 of 2020 and 2019 as analyzed by the CEO, who receive periodically the financial information of Telecom and its subsidiaries (in historical values))

As of March 31, 2020	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	57,209	1,654	58,863	3,986	116	4,102	(203)	62,762
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(36,696)	(1,530)	(38,226)	(2,638)	(76)	(2,714)	203	(40,737)
Operating income before D&A	20,513	124	20,637	1,348	40	1,388	-	22,025
Depreciation, amortization and impairment of fixed assets	(7,290)	(7,971)	(15,261)	(924)	(74)	(998)	-	(16,259)
Operating income	13,223	(7,847)	5,376	424	(34)	390	-	5,766

Earnings from associates								92
Debt financial expenses								(3,094)
Other financial results, net								1,570
Net income before income tax expenses								4,334
Income tax expense								(1,693)
Net income								2,641

Attributable to:
Controlling Company								2,549
Non-controlling interest								92

As of March 31, 2019	Services rendered in Argentina	Services rendered in Argentina - Inflation restatement	Services rendered in Argentina restated for inflation	Other abroad segments	Other abroad segments - restatement for inflation	Other abroad segments restated for inflation	Eliminations	Total
Revenues	59,324	2,607	61,931	3,980	178	4,158	(354)	65,735
Operating costs (without depreciation, amortization, and impairment of fixed assets)	(39,329)	(2,413)	(41,742)	(2,737)	(122)	(2,859)	354	(44,247)
Operating income before D&A	19,995	194	20,189	1,243	56	1,299	-	21,488
Depreciation, amortization and impairment of fixed assets	(8,545)	(5,307)	(13,852)	(875)	(95)	(970)	-	(14,822)
Operating income	11,450	(5,113)	6,337	368	(39)	329	-	6,666

Earnings from associates								153
Debt financial expenses								(6,006)
Other financial results, net								6,163
Net income before income tax expenses								6,976
Income tax expense								(5,079)
Net income								1,897

Attributable to:
Controlling Company								1,827
Non-controlling interest								70

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2020

(In million of Argentine pesos)

4-             Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	03/31/20	03/31/19	Δ $	Δ %

Revenues	62,762	65,735	(2,973)	-4.5%
Consolidated Operating Costs	(56,996)	(59,069)	2,073	-3.5%
Operating income	5,766	6,666	(900)	-13.5%
Net Financial results and earnings from associates	(1,432)	310	(1,742)	-
Net income before income tax expense	4,334	6,976	(2,642)	-37.9%
Income tax expense	(1,693)	(5,079)	3,386	-66.7%
Net income	2,641	1,897	744	39.2%

Attributable to:
Controlling Company	2,549	1,827	722	39.5%
Non-controlling interest	92	70	22	31.4%

Operating income before D&A	22,025	21,488	537	2.5%
As % of Revenues	35.1%	32.7%

	03/31/20	03/31/19	Δ $	Δ %
Net Financial results
Debt financial expenses
Interests on financial debt	(3,208)	(2,223)	(985)	44.3%
Foreign currency exhange losses on financial debt	114	(3,783)	3,897	-103.0%
Total Debt financial expenses	(3,094)	(6,006)	2,912	-48.5%
Other financial results, net
Interest and gains of investments	402	774	(372)	-48.1%
Taxes and bank expenses	(595)	(581)	(14)	2.4%
Other foreign currency exhange gains (losses)	981	1,026	(45)	-4.4%
Financial discounts on assets, debts and other	27	(52)	79	-151.9%
Gains (losses) for operations with notes and bonds	62	83	(21)	-25.3%
Interest on provisions	(300)	(402)	102	-25.4%
Financial expenses on pension benefits	(52)	(42)	(10)	23.8%
RECPAM*	1,055	5,370	(4,315)	-80.4%
Others	(10)	(13)	3	-23.1%
Total other financial results, net	1,570	6,163	(4,593)	-74.5%
Total Net Financial results	(1,524)	157	(1,681)	-
* Inflation restatement gain / (loss)

TELECOM ARGENTINA S.A.

Consolidated information

First Quarter - Fiscal Year 2020

(In million of Argentine pesos)

5-              Breakdown of the Income Statements - restated by inflation (constant figures)

(Revenues as of 2019 restated to 2020 values include a variation coming from the restatement of approximately 54.8% vs.
a restatement variation of 2.9% for revenues as of 2019)

	03/31/20		03/31/19		1Q20 IAS 29 vs. 1Q19 IAS 29
	1Q20 IAS 29	IAS 29	1Q19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
REVENUES FROM SERVICES	59,559	1,673	61,572	21,800	(2,013)	-3.3%
Mobile Services	23,127	649	21,967	7,766	1,160	5.3%
Internet Services	13,656	381	15,055	5,339	(1,399)	-9.3%
Cable TV Services	13,120	363	14,199	5,035	(1,079)	-7.6%
Fixed Telephony and Data Services	9,478	274	10,180	3,599	(702)	-6.9%
Other service revenues	178	6	171	61	7	4.1%
REVENUES FROM EQUIPMENT SALES	3,203	92	4,163	1,475	(960)	-23.1%

REVENUES	62,762	1,765	65,735	23,275	(2,973)	-4.5%

6-              Consolidated Income Statements - restated by inflation (constant figures)

(Allows the understanding of the variations of the Income Statement in real terms)

	03/31/20		03/31/19		1Q20 IAS 29 vs. 1Q19 IAS 29
	1Q20 IAS 29	IAS 29	1Q19 IAS 29	IAS 29	Δ $	Δ %
		Adjustment		Adjustment
Revenues	62,762	1,765	65,735	23,275	(2,973)	-4.5%
Employee benefit expenses and severance payments	(11,724)	(349)	(13,025)	(4,611)	1,301	-10.0%
Interconnection and transmission costs	(2,016)	(55)	(2,174)	(768)	158	-7.3%
Fees for services, maintenance, materials and supplies	(6,879)	(471)	(6,679)	(2,544)	(200)	3.0%
Taxes and fees with the regulatory authority	(4,778)	(133)	(5,165)	(1,832)	387	-7.5%
Commissions and advertising	(3,570)	(101)	(3,734)	(1,321)	164	-4.4%
Cost of equipments and handsets	(2,250)	(232)	(3,236)	(1,390)	986	-30.5%
Programming and content costs	(4,726)	(133)	(5,060)	(1,798)	334	-6.6%
Bad debt expenses	(2,248)	(51)	(2,147)	(760)	(101)	4.7%
Other operating income and expenses	(2,546)	(76)	(3,027)	(1,085)	481	-15.9%
Subtotal Operating costs before D&A	(40,737)	(1,601)	(44,247)	(16,109)	3,510	-7.9%
Operating income before D&A	22,025	164	21,488	7,166	537	2.5%
Depreciation, amortization (‘D&A’) and impairment of fixed assets	(16,259)	(8,045)	(14,822)	(8,470)	(1,437)	9.7%
Operating income	5,766	(7,881)	6,666	(1,304)	(900)	-13.5%
Earnings from associates	92	3	153	67	(61)	-39.9%
Net financial results	(1,524)	12,202	157	12,666	(1,681)	—
Net income before income tax expense	4,334	4,324	6,976	11,429	(2,642)	-37.9%
Income tax expense	(1,693)	(133)	(5,079)	(6,434)	3,386	-66.7%
Net income	2,641	4,191	1,897	4,995	744	39.2%
Attributable to:
Controlling Company	2,549	4,203	1,827	5,038	722	39.5%
Non-controlling interest	92	(12)	70	(43)	22	31.4%

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: May 15, 2020	By:	/s/ Fernando José Balmaceda
		Name:	Fernando José Balmaceda
		Title:	Responsible for Market Relations